SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2
(Amendment No. __)1

Kingstone Companies, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

496719105

(CUSIP Number)

June 4, 2010

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 496719105	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS AIA Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 417,220
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 417,220
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 496719105	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Steven Shapiro
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 417,220
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 417,220
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Kingstone Companies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1154 Broadway
Hewlett, New York  11557

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by AIA Partners, LLC, a New York limited liability company (“AIA”), and Steven Shapiro (“Shapiro”), the sole manager of AIA.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of both AIA and Shapiro is 26 Hunting Hill Drive, Dix Hills, New York 11746.

Item 2(c).	Citizenship:

AIA was organized in the State of New York.  Shapiro is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

496719105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	□	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	□	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	□	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	□	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	□	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	□	Employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	□	Parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	□	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	□	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

As of June 4, 2010, AIA beneficially owns 417,220 shares of Common Stock of the Issuer (the “Common Stock”), including 390,000 shares of Common Stock which are issuable upon the conversion of currently convertible shares of Series E Preferred Stock of the Issuer (the “Preferred Stock”).  Shapiro is a member and the sole manager of AIA.  Shapiro, in his capacity as the sole manager of AIA, has the sole authority to vote and take any other action with respect to the shares of Preferred Stock on behalf of AIA.  The above number excludes 22,380 shares of Common Stock held by AIA Acquisition Corp. whose shareholders are the members of AIA.  AIA and Shapiro disclaim beneficial ownership of such shares.

Item 4(b).	Percent of Class:

12.2% beneficially owned.  Calculation of percentage of beneficial ownership is based on 3,038,511 shares of Common Stock outstanding on March 31, 2010, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended March 31, 2010, plus an aggregate of 4,032 shares of Common Stock issued to the Issuer’s directors as director fees on May 6, 2010, plus 390,000 shares of Common Stock issuable upon the conversion of the Preferred Stock.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 417,220 (1)

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 417,220 (1)

(iv) shared power to dispose or to direct the disposition of:  0
___________
(1)	Excludes 22,380 shares of Common Stock held by AIA Acquisition Corp. whose shareholders are the members of AIA. AIA and Shapiro disclaim beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIA Partners, LLC

Date: June 14, 2010	By:	/s/ Steven Shapiro
Steven Shapiro, Manager

/s/ Steven Shapiro
Steven Shapiro